13G
Signatures

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)(1)

      SmarTire Systems Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

            831913-10-8
(CUSIP Number)

       December 31, 2000
(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [_] Rule 13d-1(d)

            (1)   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

13G

         CUSIP No. 831913-10-8                                                                                            Page 2 of 5 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons

	TRW Inc. (“TRW”) I.R.S. No. 34-0575430

(2)	Check the Appropriate Box if a Member of a Group

	(a) [___] (b) [___]

(3)	SEC USE ONLY

(4)	Citizenship or Place of Organization

	Ohio

NUMBER OF	(5) Sole Voting Power	1,350,000

SHARES

BENEFICIALLY	(6) Shared Voting Power	0

OWNED BY

EACH	(7) Sole Dispositive Power	1,350,000

REPORTING

PERSON	(8) Shared Dispositive Power	0

WITH

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,350,000	(1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ____

(11)	Percent of Class Represented by Amount in Row (9)			8.9%

(12)	Type of Reporting Person		CO

(1)	This figure includes 450,000 shares of common stock of SmarTire Systems Inc. which TRW Inc. acquired in connection with a technology license transaction between TRW and SmarTire in December 2000. Warrant Certificate No. 1 issued to TRW on April 20, 1998 for 900,000 shares of common stock of SmarTire terminated without exercise on April 20, 2000.

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

SmarTire Systems Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

150-13151 Vanier Place, Suite 150 Richmond, British Columbia Canada V6V 2J1

Item 2(a).	Name of Person Filing:

TRW Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1900 Richmond Road Cleveland, Ohio 44124

Item 2(c).	Citizenship:

Ohio

Item 2(d).	Title of Class of Securities:

Common Stock of SmarTire Systems Inc.

Item 2(e).	CUSIP Number:

831913-10-8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 5 Pages

Item 4.	Ownership:

(a) Amount beneficially owned:

1,350,000

(b) Percent of class:

8.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,350,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,350,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2001	TRW INC.

By: /s/ Kathleen A. Weigand
Kathleen A. Weigand Vice President, Assistant General Counsel and Assistant Secretary